GT ADVANCED TECHNOLOGIES INC.

243 DANIEL WEBESTER HIGHWAY

MERRIMACK, NEW HAMPSHIRE 03054

September 26, 2013

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Joseph McCann /Russell Mancuso

Re:	GT Advanced Technologies Inc.
File No. 333-189170

Dear Messrs. McCann and Mancuso:

On behalf of GT Advanced Technologies Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-3 effective on September 30, 2013 at 4 p.m. (Eastern time) or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to Christopher D. Comeau at (617) 951-7809.

Sincerely,

GT ADVANCED TECHNOLOGIES INC.

By:	/s/ Hoil Kim
Name:	Hoil Kim
Title:	Vice President, Chief Administrative
Officer and General Counsel